SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Supplies to Axxana the Black Box for Its Phoenix Disaster Recovery EDR System dated May 4, 2009.

                                                                          ITEM 1

Press Release                           Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Supplies to Axxana the Black Box for Its Phoenix Disaster Recovery EDR System

On Monday May 4, 2009, 9:01 am EDT

NETANYA, Israel, May 4, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqCM:RADA - News), announced today that it has supplied the Black Box for Axxana's Phoenix Disaster Recovery EDR System, following successful completion of intensive environmental qualification testing.

Axxana, which was recently added to the list of "Cool Vendors in Storage Technology, 2009" by Gartner, Inc., has developed the Phoenix Enterprise Data Recording (EDR) Black Box which allows storage arrays to replicate in synchronous fashion over asynchronous distances. Axxana has integrated three technologies into its solution:


     1.   Flash drives for low-latency I/O and low power requirements,
     2.   Emergency cellular transmission,
     3. The adaptation of the RADA airborne "black box" to preserve the data in case of fire, flood, mechanical shocks or explosion.

The Phoenix Black Box can be viewed as a hardened storage system, that can survive the following extreme conditions:


     * Direct flames at 2000oF for one hour followed by 450oF for an additional 6 hours
     *    Pressure of 5000LB
     *    Pierce force of a 500LB rod dropped from 10FT
     *    30FT of water pressure
     *    Shock of 40G

This technology allows a storage vendor to save the data not yet committed to the remote site in an EDR housed in the array, and allows the data to be recovered following almost any disaster to the primary site.

It also allows organizations to attain Zero RPO (Recovery Point Objective) with an existing remote site, which significantly simplifies the recovery from any disaster. Commenting on the event, Zvi Alon, RADA CEO, said, "RADA has successfully exploited this unique opportunity where we can use our mature technology, developed for military applications, in a solution to the growing demand for enterprise information disaster recovery. We have great expectations of this program and we believe that our customer, Axxana, has the potential to capture significant part of this huge and fast growing business."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

      RADA Electronic Industries Ltd.
      Dubi Sella, V.P Sales & Marketing
      +972-9-892-1111
      mrkt@rada.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date:  May 4, 2009